[redacted]

09057503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51540

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Blue Capital Group LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle Street, Suite 1850
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Casper 312-450-6440 (Area Code-Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 (Address) Chicago (City) IL (State) 60604 (Zip Code)

SEC Mail Processing Section
FEB 25 2009
Washington, DC
101

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Brian Casper, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of **Blue Capital Group LLC**, as of December 31, 2008, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO
Title

OFFICIAL SEAL
JANET M. HERR
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 06/25/2011

Notary Public

This report contains (check all applicable boxes):

[x] (a) Facing Page
[x] (b) Statement of Financial Condition
[ ] (c) Statement of Income
[ ] (d) Statement of Changes in Member's Equity
[ ] (e) Statement of Cash Flows
[ ] (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

[ ] (g) Computation of Net Capital
[ ] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
[ ] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x] (l) An Oath or Affirmation
[ ] (m) Independent Auditors' Supplemental Report on Internal Control
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

CONTENTS

SCHULTZ & CHEZ, L.L.P.

Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members of
BLUE CAPITAL GROUP LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of BLUE CAPITAL GROUP LLC as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BLUE CAPITAL GROUP LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Schultz & Chez, LLP

Chicago, Illinois
February 11, 2009

BLUE CAPITAL GROUP LLC
(a Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$	31,226,641
Securities owned, at market		
U.S. government		20,194,218
Equities		250,258,381
Options		2,776,502,623
Interest and dividends receivable		4,601,580
Furniture and equipment, net		2,977,798
Exchange memberships, at cost (market value $4,731,000)		4,533,000
Other assets		783,002
TOTAL ASSETS	$	3,091,077,243

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Payable to broker/dealer	$	196,909,573
Securities sold, not yet purchased, at market		
Equities		80,844,644
Options		2,670,069,338
Accounts payable and accrued expenses		16,337,481
Total Liabilities		2,964,161,036
Members' Equity		126,916,207
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,091,077,243

See accompanying notes.

BLUE CAPITAL GROUP LLC
(a Delaware Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

(1) NATURE OF BUSINESS

BLUE CAPITAL GROUP LLC, a Delaware Limited Liability Company, operates as a market-maker and trader on various securities and futures exchanges.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities owned and securities sold, not yet purchased, held in firm trading and investment accounts, are carried at market value. Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions. Futures transactions and resulting gains and losses are recorded on the trade date. Gains and losses on open futures contracts are reflected in income.

Furniture and equipment is recorded at cost and is depreciated over its estimated useful life using an accelerated method. At December 31, 2008, accumulated depreciation was $2,364,406. During the year, there were dispositions totaling $382,873.

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

No provision has been made for income taxes as the taxable income or loss of the Company flows through to the respective income tax returns of the members.

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) DERIVATIVE FINANCIAL INSTRUMENTS

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into transactions in exchange-traded options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

(3) DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices volatilities, credit spreads, or other risks, such as liquidity. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. For exchange-traded contracts, The Options Clearing Corporation and Chicago Mercantile Exchange act as the counterparties of specific transactions and, therefore, bear the risk of delivery to and from counterparties of specific positions.

Concentrations of Credit Risk

The Company clears all of its trades through its clearing broker. In the event this clearing broker does not fulfill its obligations, the Company may be exposed to risk. The Company attempts to minimize this risk by monitoring the creditworthiness of this clearing broker.

The Company maintains a substantial portion of its cash balance at a financial institution located in Chicago. The account balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2008, the Company's uninsured balance at the financial institution approximated $30,175,000.

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under Financial Accounting Standards Board (FASB) Interpretation No. 45, *"Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"* (FIN 45). Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 31, 2008, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire, and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2008, are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

(4) REGULATORY MATTERS

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of approximately $115,700,000 which exceeded requirements by approximately $114,600,000 and the ratio of aggregate indebtedness to net capital was less than 1:1.

(5) LEASE COMMITMENTS

The Company has entered into two office space lease commitments which expire through September 30, 2014. The future minimum rental payments are as follows:

December 31,	Amount
2009	$ 254,317
2010	260,675
2011	267,192
2012	273,872
2013	280,719
Thereafter	214,462
Total	$ 1,551,237

Rent expense (including adjustments for rebates, operating expenses, and real estate taxes) for the year ended December 31, 2008, was $415,406.

(6) EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) profit-sharing plan (the Plan) covering all eligible employees of the Company. The Company may make discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan Agreement. There were no matching contributions during the year.

(7) SUBSEQUENT EVENTS

During the period from January 1, 2009 through February 11, 2009, members made capital withdrawals totaling $50,454,909.

Blue Capital Group LLC

Statement of Financial Condition

December 31, 2008